FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                                                        Brill Media Company, LLC
                                                                    812-423-6200

                                                             William   W. Galvin
                                                          The Galvin Partnership
                                                                    212-838-5454


Brill Media Company, LLC Reports Fiscal 1999 Results:
Revenues Up 37%, Media Cashflow Ahead 22%


Evansville, IN, May 27, 1999 u Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the oCompanyo), operator of radio stations, newspapers and related businesses in middle markets, today reported increased revenue and media cash flow for the fourth quarter and fiscal year ended February 28, 1999.

For the year ended February 28, 1999, revenues increased 37% to $40.4 million from $29.5 million for the prior year while media cashflow was ahead 22% to $13.1 million compared with $10.7 million reported for the prior year. Increased revenue and media cashflow resulted largely from the acquisition of newspapers in 1998.

Revenues from newspaper operations were up 76% compared with the prior year with media cashflow up approximately 38%. Radio station revenues, excluding revenues from the Missouri stations which are being sold, were up 7% as was media cashflow.

The Company had a net loss of $6.6 million for the year just ended as compared to a $8.7 million loss for fiscal 1998. The reduced loss reflects primarily the cost of financing arrangements in fiscal 1998 and a related extraordinary write-off.

For the quarter ended February 28, 1999, revenues increased 36% to $8.9 million from $6.6 million for the same quarter in fiscal 1998 while media cashflow was ahead 3% to $2.3 million compared with $2.2 million. Increased revenue resulted primarily from the newspaper acquisitions made in 1998 while the radio group produced most of the increase in media cashflow.

Revenues from newspaper operations were up 66% compared with the same quarter in fiscal 1998 with media cashflow down approximately 13%. Temporary cash investment income was down from the prior comparative period as a result of the acquisitions that occurred at the end of fiscal 1998. The investment of managerial and financial resources in the newspaper acquisitions continued in the fourth quarter, while the increased revenues have not converted to media cashflow as rapidly as expected. Radio station revenues, excluding the effect of the Missouri stations which are being sold, were up 4% and media cashflow was ahead 5%. As reported in the third quarter, the investments in operating structure made to bolster the radio market franchise positions are declining, resulting in margin improvement.

The Company had a net loss of $2.1 million for the quarter just ended as compared to a $5.7 million loss for the prior comparative period. This difference in loss is primarily due to the extraordinary write-off which occurred at the end of fiscal 1998.

Alan R. Brill, President and Chief Executive Officer, said, owhile the Company believes quarter-to-quarter results have little meaning, nonetheless revenue and media cashflow in the fiscal fourth quarter were up 36% and 3%, respectively, over the same quarter last year. The challenges seen in the third quarter continue, as our most recent newspaper acquisitions continue to require significant managerial time to assimilate them into our operating style, and this has impacted the growth and performance of our existing properties. In planning for fiscal 2000, we have committed additional top management personnel to the newspaper groups.

"In fiscal 1999, we experienced significant growth from the newspaper acquisitions made in 1998. Combined with our existing Central Michigan Newspapers, these operations give us extensive market coverage. This enables us to offer existing and potential customers truly effective buying power opportunities with the ability to reach as many as 400,000 households in any desired route combination. The coming year provides added opportunity to exploit our marketing tools more completely in the vast market. Nonetheless, our real task at this time is to improve the operating efficiency and effectiveness of the newspapers so the margins of our existing newspapers return to their traditional level and the new properties rise significantly toward our normal margins.

"During the year we experienced revenue growth in each of our radio station markets and overall cashflow gains. Our long term strategy is to continue building revenues in all of our markets through higher rates and greater ad volume. In fiscal 2000 we will realize operational efficiencies and savings from having multiple properties in the same markets. We plan to make acquisitions to expand these and similar markets.

"Brill Media continues to invest time, effort and money to develop our markets and position the Company for the long-term and to balance sales growth expectations and market positioning of our existing properties. We have also recently completed the relocation of our offices in Duluth to a new building which we constructed and are presently beginning the long-planned major construction of new operating facilities in Mt. Pleasant and Traverse City, Michigan and Evansville. Since these four original facilities were clearly unsatisfactory, the new structures should significantly improve our operating efficiency and managerial effectiveness. As always, we remain open to acquisition opportunities and in early April 1999, the Company acquired a small monthly real estate guide with a distribution of 20,000 households serving the Grand Traverse and Gaylord areas of central Michigan.

"We are currently working with prospective lenders to secure additional acquisition capital as permitted by the indenture under which the CompanyAEs Senior Notes and Appreciation Notes were issued,o Mr. Brill concluded.

On April 29, 1999 the Company, pursuant to the indenture, provided to the Trustee of its Senior Notes and Appreciation Notes written intention to redeem the Appreciation Notes on June 15, 1999 for the aggregate sum of $3.0 million.

Brill Media is a diversified media enterprise that currently owns or operates fifteen radio stations in five markets and 28 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.

                               - Table Follows -

BRILL MFDIA COMPANY, LLC
BRILL MEDIA MANAGEMENT, INC.

HISTORICAL FINANCIAL HIGHLIGHTS
(Dollars in Thousands)

                                                  Three Months Ended February 28                  Year Ended February 28
                                                  ------------------------------                  ----------------------
                                             Fiscal 1999     Fiscal 1998     % Change    Fiscal 1999      Fiscal 1998   %Change
                                             -----------     -----------     --------    -----------      -----------   -------
     Revenues                                   8,949           6,592         35.8          40,433          29,567         36.8
     Media Cashflow                             2,274           2,210          2.9          13,099          10,741         22.0
     EBITDA                                     1,709           2,086        (18.1)          8,408           7,015         19.9
     Operating Income                             939           1,520        (38.2)          5,542           5,152          7.6
     Net Loss                                  (2,116)         (5,651)                      (6,603)         (8,692)           0

The term "media cashflow" represents EBITDA plus incentive plan expense, management fees, time brokerage fee expense, consulting expense, income from temporary cash investments and interest income from loans made by the Company to managed affiliates. As used above "media cashflow" and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words ointends to,o obelieves,o oanticipates,o oexpects,o and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the CompanyAEs Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.